Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

SEI STRUCTURED CREDIT FUND, LP

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid		$82,500,000.00	0.00015310	$12,630.75
Fees Previously Paid		$82,500,000.00	0.00015310	$0.00

Total Transaction Valuation:		$82,500,000.00
Total Fees Due for Filing:				$12,630.75
Total Fees Previously Paid:				0.00
Total Fee Offsets:				0.00
Net Fee Due:				$12,630.75